SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a)

of the Securities Exchange Act of 1934

Filed by the Registrant ☐

Filed by a Party other than the Registrant ☒

Check the appropriate box:

☐	Preliminary Proxy Statement
☐	Confidential, for Use of the Commission Only (as permitted by Rule 14a-6(e)(2))
☐	Definitive Proxy Statement
☒	Definitive Additional Materials
☐	Soliciting Material Under Rule 14a-12

Extended Stay America, Inc.

(Name of Registrant as Specified In Its Charter)

Tarsadia Capital, LLC

Ravi Bellur

Michael Ching

Vikram Patel

Ross H. Bierkan

Stephen P. Joyce

Michael A. Leven

(Name of Person(s) Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (check the appropriate box):

☒	No fee required.

☐	Fee computed on table below per Exchange Act Rule 14a-6(i)(4) and 0-11.

1)	Title of each class of securities to which transaction applies:

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3)	Per unit price or other underlying value of transaction computed pursuant to Exchange Act
Rule 0-11 (set forth the amount on which the filing fee is calculated and state how it was determined):

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☐	Fee paid previously with preliminary materials.

☐	Check box if any part of the fee is offset as provided by Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

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DATED MAY 25, 2021

EXTENDED STAY AMERICA, INC.

__________________________

SUPPLEMENT TO

PROXY STATEMENT

OF

_________________________

PLEASE USE THE GOLD PROXY CARD TO VOTE BY TELEPHONE OR INTERNET TODAY. ALTERNATIVELY, YOU MAY SIGN, DATE AND RETURN THE GOLD PROXY CARD BY MAIL.

The following supplements the definitive proxy statement, filed with the Securities and Exchange Commission (the “SEC”) on May 7, 2021 (the “Tarsadia Proxy Statement”) by Tarsadia Capital, LLC and certain of its affiliates (“Tarsadia”) in connection with its solicitation of proxies (the “Proxy Solicitation”) from the shareholders of Extended Stay America, Inc., a Delaware corporation (the “Company” or “STAY”) for the special meeting of shareholders scheduled to be held on June 8, 2021 (the “Special Meeting”). Capitalized terms used herein, but not otherwise defined shall have the meanings set forth in the Tarsadia Proxy Statement.

New Participants

The Tarsadia Proxy Statement is hereby supplemented to add Ross H. Bierkan (“Mr. Bierkan”), Stephen P. Joyce (“Mr. Joyce”) and Michael A. Leven (“Mr. Leven,” together with Mr. Bierkan and Mr. Joyce, the “New Participants”) as “Participants” in the Proxy Solicitation, effective as of the date hereof. All references to “Participants” in the Tarsadia Proxy Statement shall be deemed to include the New Participants.

None of the New Participants has an interest in any matter intended to be acted upon at the Special Meeting other than their potential candidacy as a nominee to the Board in the event the Merger is rejected and they are nominated by Tarsadia to the Board. As of the date hereof none of the New Participants beneficially owns any of the Company’s securities nor have any of the New Participants transacted in the Company’s securities in the last two years. The New Participants have not made any “solicitations” in connection with the Special Meeting prior to the date hereof.

Unless otherwise set forth in the Tarsadia Proxy Statement (including the Annexes), (i) during the past ten years, none of the New Participants have been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors); (ii) none of the New Participants in this proxy solicitation directly or indirectly beneficially own any securities of the Company; (iii) none of the New Participants own any securities of the Company which are owned of record but not beneficially; (iv) none of the New Participants have purchased or sold any securities of the Company during the past two years; (v) no part of the purchase price or market value of the securities of the Company owned by any of the New Participants is represented by funds borrowed or otherwise obtained for the purpose of acquiring or holding such securities; (vi) none of the New Participants are, or within the past year were, a party to any contract, arrangements or understandings with any person with respect to any securities of the Company, including, but not limited to, joint ventures, loan or option arrangements, puts or calls, guarantees against loss or guarantees of profit, division of losses or profits or the giving or withholding of proxies; (vii) no associate of any of the New Participants owns beneficially, directly or indirectly, any securities of the Company; (viii) none of the New Participants own beneficially, directly or indirectly, any securities of any parent or subsidiary of the Company; (ix) none of the New Participants or any of their associates were a party to any transaction, or series of similar transactions, since the beginning of the Company’s last fiscal year, or is a party to any currently proposed transaction, or series of similar transactions, to which the Company or any of its subsidiaries was or is to be a party, in which the amount involved exceeds $120,000; (x) none of the New Participants or any of their associates have any arrangement or understanding with any person with respect to any future employment by the Company or its affiliates, or with respect to any future transactions to which the Company or any of its affiliates will or may be a party; and (xi) no person, including any of the New Participants, has a substantial interest, direct or indirect, by security holdings or otherwise in any matter to be acted on as set forth in this Proxy Statement. There are no material proceedings to which any of the New Participants or any of their associates is a party adverse to the Company or any of its subsidiaries or has a material interest adverse to the Company or any of its subsidiaries.

The business address of (i) Mr. Bierkan is 8100 Boone Blvd, Suite 340, Vienna, VA 22182; (ii) Mr. Joyce is 3315 Collins Ave., Apt. 5B, Miami Beach, FL 33140 and (iii) Mr. Leven is 7295 Ballantrae Ct, Boca Raton, FL 33496. The principal business of (i) Mr. Bierkan is as a former executive and private investor in the lodging and hospitality industry; (ii) Mr. Joyce is serving in executive, board and advisory positions in the lodging and hospitality industry and (iii) Mr. Leven is as a former executive and current board member in the lodging and hospitality industry.

IMPORTANT

Tell your Board what you think! YOUR VOTE IS VERY IMPORTANT, no matter how many or how few shares you own. Please give us your proxy to vote “AGAINST” STAY’s Merger Proposals by using one of the four options below:

o	Voting via Internet by following the easy instructions on the enclosed GOLD proxy card, or voting instruction form;

o	Voting by telephone using the toll-free number listed on the enclosed GOLD proxy card or voting instruction form and following the easy voice prompts;

o	In light of ongoing delays with the postal system, we encourage all shareholders to vote electronically. If you do not have access to a touch-tone phone or Internet, you may sign, date and return the enclosed WHITE proxy card or voting instruction form in the postage-paid envelope provided; or

o	Virtually attending the Special Meeting and voting by ballot thereat.

If any of your shares are held in the name of a broker, bank, bank nominee, or other institution, they can only vote your shares upon receipt of your specific instructions. Depending upon your broker or custodian, you may be able to vote either by toll-free telephone or by Internet. You may also vote by signing, dating and returning the enclosed GOLD voting form in the postage-paid envelope provided.

After submitting your vote using the enclosed GOLD proxy card, we urge you to NOT SIGN OR RETURN STAY’S WHITE PROXY CARD because only your latest dated proxy card will be counted.

If you have previously signed and returned a white proxy card to STAY, you have every right to change your vote. Only your latest dated proxy card will count. You may revoke any proxy card already sent to STAY by voting by telephone or Internet following the instructions on the enclosed GOLD proxy card or signing, dating and returning the enclosed GOLD proxy card in the postage-paid envelope provided. Any proxy may be revoked at any time prior to the Special Meeting by delivering a written notice of revocation to the Company, by delivering or a later dated proxy for the Special Meeting or by virtually voting at the Special Meeting after registering. Virtual attendance at the Special Meeting will not in and of itself constitute a revocation.

If you have any questions concerning the Tarsadia Proxy Statement, would like to request additional copies of the Tarsadia Proxy Statement, or need help voting your shares, please contact our proxy solicitor:

509 Madison Avenue

Suite 1206

New York, NY 10022

Stockholders Call Toll Free: (800) 662-5200

E-mail: Tarsadia@investor.morrowsodali.com